

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Todd Cunfer
Chief Financial Officer
Simply Good Foods Co
1225 17th Street, Suite 1000
Denver, CO 80202

   Re: Simply Good Foods Co
    Form 10-K for the fiscal year ended August 29, 2020
    Filed October 28, 2020
    File No. 1-38115

Dear Mr. Cunfer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 29, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Adjusted Diluted Earnings Per Share, page 40

1. We note your presentation of the non-GAAP adjustments you use to calculate the non-GAAP financial measure, Adjusted Diluted Earnings Per Share. It appears to us that presenting your adjustments, net of tax, is not consistent with the response to Question 102.11 in the updated Compliance and Disclosure Interpretations (April 4, 2018). Please revise your non-GAAP presentations in all filings accordingly and include disclosures to explain how the tax impact for adjustments is calculated.

Liquidity and Capital Resources
Cash Flows, page 43

2.   We note your reference to changes in working capital impacting cash flows provided by operating activities. Please expand your disclosures to discuss and quantify the specific factors that contributed to material changes in operating cash flows during the periods presented. The disclosure should also discuss the underlying reasons for changes in working capital items that affect operating cash flows. See the guidance in Section IV.B.1 of SEC Release 33-8350.

Critical Accounting Policies, Judgments and Estimates
Goodwill and Other Intangible Assets, page 45

3.   We note that you performed a quantitative assessment of goodwill in fiscal 2020 and determined that goodwill was not impaired. Please identify the reporting units that have goodwill and, to the extent any reporting units are at risk of impairment, disclose the percentage by which the estimated fair value exceeded the carrying value as of the most recent test date and describe any potential events and/or changes in circumstances, such as the recent pandemic, that could reasonably be expected to negatively affect any key fair value assumptions. If you have determined that the estimated fair values of your reporting units substantially exceed their carrying values, please disclose that determination. Refer to Section V of SEC Release 33-8350.

4.   Your disclosures indicate that you recorded a $3 million impairment charge related to your SimplyProtein brand intangible asset as a result of your Fiscal 2020 impairment testing. Based on your remaining goodwill and intangible balances, it appears future impairments could be material to your results of operations. Please disclose and discuss the risks associated with possible future impairments and the material assumptions underlying your impairment analyses.

Consolidated Financial Statements
17. Segment and Customer Information, page 78

5.   Please provide the revenue and long-lived asset disclosures required by ASC 280-10-50-41 for each material country.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker, Accountant, at (202) 551-3732 or Anne McConnell, Accountant, at (202) 551-3709 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing